Exhibit 99.1

ProQR Announces Clearance of IND to Start Clinical Trial of QR-1123 in Patients with Autosomal Dominant Retinitis Pigmentosa (adRP)

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 12, 2019  (GLOBE NEWSWIRE) — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that the U.S. Food and Drug Administration (FDA) has cleared the Investigational New Drug (IND) application for QR-1123. ProQR plans to start enrolling patients in a Phase 1/2 trial for QR-1123 in 2019.

QR-1123 is a first-in-class investigational oligonucleotide designed to address the underlying cause of the vision loss associated with autosomal dominant retinitis pigmentosa (adRP) due to the P23H mutation in the rhodopsin (RHO) gene.

P23H is the most prevalent mutation associated with adRP in the U.S. This disease causes progressive vision loss in approximately 2,500 patients in the United States, leading to blindness in mid-adulthood. There are no approved therapies for adRP and QR-1123 is the first investigational medicine to be developed for patients that suffer from this disease.

“We are pleased to have an open IND for QR-1123, based on which we will be advancing our next inherited retinal disease program into the clinic this year,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “This represents our fifth IND in less than five years and our third clinical program for severe genetic eye diseases. With a strong in vitro and in vivo proof-of-concept, we are excited about the potential of this medicine to make a positive impact on the lives of patients with adRP.”

About QR-1123

QR-1123 is a first-in-class investigational antisense oligonucleotide that was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018.

About the Phase 1/2 trial for adRP

PQ-1123-001, is a first-in-human study that will initially include up to 12 adults with adRP due to the P23H mutation in in the rhodopsin (RHO) gene. The trial will include a single-dose escalation (open label) arm and a multiple-dose (double-masked) arm in which a single intravitreal injection of QR-1123 or sham procedure will be given in one eye. The objectives of the trial will include evaluation of safety, tolerability, pharmacokinetics and efficacy, as measured by restoration or improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity (BCVA), visual field and optical coherence tomography (OCT). Changes in quality of life as reported by trial subjects in patient reported outcomes, or PROs, will also be evaluated. Patients completing this trial will be able to participate in an extension study if eligible. The trial is designed to be conducted at expert sites in North America and is expected to start in 2019.

About adRP

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive reduction in night and peripheral vision during childhood and frequently leads to blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This gain of function mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells in the retina. Over time the cells die and vision is progressively lost. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa (adRP).  Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.
*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-1123 and its clinical development and therapeutic potential, including commencement of the PQ-1123-001 trial, trial design and timing of results from this trial. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, regulatory review or approval process, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, our ability to maintain our collaboration with Ionis Pharmaceuticals, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.
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